Exhibit 12.1

TRANSDIGM GROUP INCORPORATED

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Thousands)

	Fiscal Years Ended September 30,					Thirty-Nine Week Period Ended
	2013	2012	2011	2010	2009	June 28, 2014	June 29, 2013
Earnings:
Total earnings from Continuing Operations	302,789	324,969	152,225	163,445	162,902	192,655	218,762
Income tax provision	145,700	162,900	77,200	87,390	88,100	94,200	105,200

Pre Tax Earnings	448,489	487,869	229,425	250,835	251,002	286,855	323,962

Fixed charges:
Interest charges	270,685	211,906	185,256	112,234	84,398	250,755	189,439
Interest factor of operating rents (1)	3,026	2,602	1,959	1,398	1,095	2,900	2,162

Total fixed charges	273,711	214,508	187,215	113,632	85,493	253,655	191,601

Earnings as adjusted	722,200	702,377	416,640	364,467	336,495	540,510	515,563

Ratio of earnings to fixed charges	2.6	3.3	2.2	3.2	3.9	2.1	2.7

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges. Fixed charges consists of interest expense, amortization of debt issue costs and the portion (approximately 33%) of rental expense that management believes is representative of the interest component of rental expense.